UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.1)

Under the Securities Exchange Act of 1934*

Zhangmen Education Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

98955H 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Genesis Capital I LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON PN

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS YSC Education (BVI) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS YSC Education I (BVI) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Genesis Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Genesis Capital II LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON PN

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Genesis Capital II Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Yuan Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 98955H 101

(1)	NAME OF REPORTING PERSONS Zhijian Peng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Zhangmen Education Inc. (the “Issuer”), and amends and supplements the Schedule 13G (as so amended and supplemented, the “Schedule 13G”) previously filed by Genesis Capital Reporting Persons therein with the Securities and Exchange Commission on February 10, 2022.

The Schedule 13G is hereby amended as follows:

Item 4.	Ownership:

Item 4 is hereby amended and restated in its entirety as follows:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

On November 15, 2023, the Issuer completed the merger (the “Merger”) with Summit Lustre Limited (“Merger Sub”), a wholly owned subsidiary of Ultimate Vitor II Holdings Limited (“Parent”), pursuant to the agreement dated as of July 28, 2023 (the “Merger Agreement”) entered into among the Issuer, Parent and Merger Sub. As a result of the Merger, the Issuer has become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, all shares issued and outstanding (including Class A Ordinary Shares beneficially owned by the Reporting Persons) immediately prior to the effective time of the Merger other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement) and any Class A Ordinary Shares represented by the American depositary shares (“ADSs”), were cancelled and ceased to exist in exchange for the right to receive $0.0077778 per share in cash without interest.

Item 5.	Ownership of Five Percent or Less of a Class:

Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

Genesis Capital I LP

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Authorized Signatory

YSC Education (BVI) Limited

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

YSC Education I (BVI) Limited

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Genesis Capital Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Genesis Capital II LP

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Authorized Signatory

Genesis Capital II Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Yuan Capital Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Zhijian Peng

By:	/s/ Zhijian Peng

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement